THOMPSON ATLANTA  BRUSSELS  CINCINNATI  CLEVELAND  COLUMBUS  DAYTON  NEW YORK   WASHINGTON, D.C.

       HINE

August 21, 2009

Ms. Patricia Williams

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Presidio Funds, File Nos. 333-122412 and 811-21707

Dear Ms. Williams:

On June 22, 2009, Presidio Funds (the "Trust”), on behalf of Presidio Fund (the "Fund"), a series of the Trust, filed Post-Effective Amendment No. 4 to its Registration Statement on Form N-1A.  On August 18, 2009, you provided oral comments.  Please find below the Trust's responses to your comments.  For your convenience, I have summarized your comments.

      1.

Comment.  On page 4 you raised a question related to limits of investments under normal market conditions relating to U.S. companies and U.S. dollar-denominated securities of foreign issuers.

Response.  We have amended the first bullet point as follows:

Under normal market conditions, the Fund invests at least 50% of its total assets in publicly-traded common stocks of U.S. companies.  In addition, the Fund may invest in exchange traded funds.

2.

Comment.  On page 8 of the prospectus under “The Principal Risks of Investing in the Fund” you include an Emerging Market Risk.  Please clarify if this is a Principal Investment Strategies and Policies of the Fund.

Response.  After consulting with the Fund’s manager it has been determined that the disclosure on page 8 of the prospectus related to Emerging Market Risk is not a principal investment strategy and we have moved such disclosure to the Statement of Additional Information.

3.

Comment.  On page 8 of the statement of additional information please clarify which entity pays for trustee fees.

Response.  We have changed “Trust” to “Adviser” in the first sentence under Compensation.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 513-352-6774.

Best regards,

/s/ Marc L. Collins

cc:

Kevin O’Boyle (via email)

            Jeff Provence (via email)